                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 3)


                         SUMMIT BROKERAGE SERVICES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   86601N-10-1
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                                 (CUSIP Number)

                             Sandra C. Gordon, Esq.
                             Greenberg Traurig, P.A.
                       450 South Orange Avenue, Suite 650
                             Orlando, Florida 32801
                                 (407) 420-1000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 15, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (PAGE 1 OF 5 PAGES)

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                               SCHEDULE 13D
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CUSIP NO. 86601N-10-1                                     PAGE 2 OF 5 PAGES
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
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              RICHARD PARKER

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (A) [ ]
                   (B) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

              OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        7   SOLE VOTING POWER

      NUMBER OF                5,793,090 comprised of:  5,243,920  (owned directly); and 549,170 (owned directly pursuant to
        SHARES                 unexercised common stock purchase options) (1)
                      -------------------------------------------------------------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH                 729,675 comprised of: 497,675 (owned jointly with
       REPORTING              spouse); 27,000 (owned solely by spouse); 160,000
                              (pursuant to unexercised common stock
                              purchase options held solely by spouse); and
                              45,000 (owned indirectly with his spouse as joint
                              trustees of foundations and trusts benefiting
                              family members)
                      -------------------------------------------------------------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                              5,793,090 comprised of:  5,243,920  (owned directly); and 549,170 (owned directly pursuant to unexercised common stock purchase options) (1)
                      -------------------------------------------------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                              729,675 comprised of: 497,675 (owned jointly with
                              spouse); 27,000 (owned solely by spouse); 160,000
                              (pursuant to unexercised common stock purchase
                              options held solely by spouse); and 45,000 (owned
                              indirectly as joint trustee with spouse of
                              foundations and trusts benefiting family members)
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,522,765 (1)
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              82.5%
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    14     TYPE OF REPORTING PERSON*

              IN
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

(1) Excludes 900,000 shares subject to unexercised common stock purchase options granted to Mr. Parker but which are subject to the closing of the transactions discussed under Item 4, below.

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                               SCHEDULE 13D
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CUSIP NO. 86601N-10-1                                     PAGE 3 OF 5 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is common stock par value $.0001 per share (the "Common Stock"), of Summit Brokerage Services, Inc., a Florida corporation (the "Company" or the "Issuer"). The address of the Company's principal executive offices is 25 Fifth Avenue, Indialantic, Florida 32903.

ITEM 2.  IDENTIFY AND BACKGROUND.

         (a)      This amended Schedule is filed by Richard Parker.

         (b) Mr. Parker's business address is 25 Fifth Avenue, Indialantic, Florida 32903

         (c) Mr. Parker is the majority shareholder, Chairman, President and Chief Executive Officer of the Company.

         (d) Mr. Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Parker has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Parker is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 15, 2002 and on March 28, 2002, Mr. Parker borrowed a total of $250,000 from Marshall T. Leeds for use by Mr. Parker to purchase a total of 2,500,000 shares of the Company's Common Stock at a price of $.10 per share (the "Loans"). The Loans are secured by a pledge to Mr. Leeds from Mr. Parker of the 2,500,000 shares he purchased, plus 2,500,000 other shares of Common Stock owned by Mr. Parker.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Under the terms of a Stock Purchase Agreement dated March 22, 2002 among Mr. Leeds, Mr. Parker and the Company, if certain conditions are satisfied on or prior to May 15, 2002, Mr. Leeds agreed to purchase a total of 5,000,000 shares of Common Stock (the "Shares") from the Company for $.10 per share, for a total purchase price of $500,000. If the closing of the sale of the Shares to Mr. Leeds occurs, Mr. Leeds would be appointed Chairman and Chief Executive Officer of the Company and would be entitled to replace a majority of the current directors with his designees. In connection with such purchase, Mr. Leeds would also obtain the right to vote an aggregate of 3,241,595 currently outstanding shares of the Company's Common Stock that are beneficially owned by Mr. Parker who would remain President and who also would become Chief Operating Officer and Vice Chairman of the Company. In addition, Mr. Leeds would receive a stock option for 7,000,000 shares of Common Stock in connection with his employment by the Company. Further, Mr. Parker would receive options for an aggregate of 900,000 shares of Common Stock in connection with his services to the Company. All such options are subject to the closing of the purchase of the Shares by Mr. Leeds. Mr. Leeds has not completed his review and evaluation of the Company in order to finally determine whether he will exercise any of his rights under the Stock Purchase Agreement.

         The Loans were drawn from the $500,000 amount contemplated by the Stock Purchase Agreement to be paid by Mr. Leeds to purchase the 5,000,000 Shares from the Company in order for Mr. Parker to use the $250,000 to purchase one-half of the Shares (2,500,000) from the Company, thus providing the Company with capital that was needed immediately in order for it to fund certain of its business obligations. As a result, if the conditions are met for Mr. Leeds to acquire the Shares, he would do so by purchasing the 2,500,000 shares acquired by Mr. Parker from the Company with the $250,000 of loan proceeds (in exchange for the cancellation of Mr. Parker's indebtedness to Mr. Leeds for the Loans) and by purchasing the remaining 2,500,000 shares from the Company for a cash payment of $250,000.

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                               SCHEDULE 13D
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CUSIP NO. 86601N-10-1                                     PAGE 4 OF 5 PAGES
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         Mr. Parker expects to consider plans or proposals which relate to or could result in the following, although, except as identified above, he does not currently have any specific plans with respect to any such matter: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) changes in the present board of directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (d) material changes in the present capitalization or dividend policy of the Company, (e) other material changes in the Company's business or corporate structure, or (f) other actions similar to those enumerated above.

         Mr. Parker does not have or expect to consider any plans or proposals which relate to the Common Stock or any other class of securities of the
Company: (a) being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (b) becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (c) being subject to any similar such action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The number of shares of Common Stock beneficially owned by Richard Parker is 6,522,765 comprising approximately 82.5% of the outstanding shares of capital stock of the Company. This excludes options for an aggregate of 900,000 shares of common stock granted to Mr. Parker but which terminate if the closing of the transactions discussed under Item 4 above does not occur.

                  (b) Richard Parker has sole voting and sole dispositive power with respect to 5,793,090 shares beneficially owned by him. He is deemed to share voting and dispositive power with respect to the 497,675 shares he jointly owns with his spouse, the 27,000 shares owned by his spouse, the 160,000 shares issuable to Mr. Parker's spouse upon exercise of currently exercisable options, and 45,000 shares owned indirectly with his spouse as joint trustees of foundations and trusts benefiting family members.

                  (c) Of the 6,522,765 shares reported as beneficially owned by Mr. Parker in subsection (a) hereinabove, 2,500,000 of such shares were purchased with $250,000 in Loans from Mr. Leeds to Mr. Parker for the reasons discussed under Item 4 above, and the 2,500,000 shares will be sold to Mr. Leeds for cancellation of Mr. Parker's $250,000 obligation to him in the event Mr. Leeds proceeds to close his acquisition of the Shares as contemplated under Item 4 above.

                  (d) If Mr. Leeds elects to not acquire the Shares as contemplated under Item 4 above, Mr. Parker will have 90 days from the original maturity date of the Loans within which to repay the Loans. If the Loans are not repaid, Mr. Leeds would have the option to foreclose on the 5,000,000 shares of Common Stock owned by Mr. Parker and pledged as security for the Loans.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Mr. Parker is a party or subject.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stock Purchase Agreement dated March 22, 2002 among Messrs. Leeds, and Parker and the Company.

         2. Escrow Agreement dated March 22, 2002 among Messrs. Leeds and Parker and the Company, and the escrow agents named therein.

         3. First Amendment to Escrow Agreement dated March 28, 2002 among Messrs. Leeds and Parker, the Company, and the escrow agents named therein.

         4. Agreement (relating to loan from Leeds to Parker) dated March 28, 2002 among Messrs. Leeds and Parker and the Company.

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                               SCHEDULE 13D
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CUSIP NO. 86601N-10-1                                     PAGE 5 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    April 4, 2002                       /s/ Richard Parker
                                              --------------------------------
                                                  Richard Parker